UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark-One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 001-33251

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNIVERSAL PROPERTY & CASUALTY 401(k)
PROFIT SHARING PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIVERSAL INSURANCE HOLDINGS, INC.
1110 WEST COMMERCIAL BLVD.
FORT LAUDERDALE, FLORIDA 33309

UNIVERSAL PROPERTY & CASUALTY 401(k)
PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024

Table of Contents		Page

	Reports of Independent Registered Public Accounting Firms	1

(a)	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	4

	Notes to Financial Statements	5

(b)	Supplemental Schedule

	Schedule of Assets Held at End of Year as of December 31, 2025 - Form 5500, Schedule H, Part IV, Line 4(i)	10

(c)	Signatures	11

	Exhibits:

	Exhibit 23.1 Consent of CBIZ CPAs, P.C.
	Exhibit 23.2 Consent of Plante & Moran, PLLC

Report of Independent Registered Public Accounting Firm

Plan Oversight Committee and Plan Participants
Universal Property & Casualty 401(k) Profit Sharing Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Universal Property & Casualty 401(k) Profit Sharing Plan (the Plan) as of December 31, 2025, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The Form 5500, Schedule H, Part IV, Line 4I - Schedule of Assets (Held at End of Year) as of December 31, 2025 (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ CBIZ CPAs P.C.
We have served as the Plan’s auditor since 2026.
Fort Lauderdale, FL
June 29, 2026

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Universal Property & Casualty
401(k) Profit Sharing Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Universal Property & Casualty 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2024. In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
The Plan’s management is responsible for this financial statement. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Plante & Moran, PLLC
We served as the Plan’s auditor from 2010 through 2025.
Southfield, Michigan
June 26, 2025

Universal Property & Casualty 401(k)
Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2025	December 31, 2024
ASSETS:
Participant directed investments at fair value:
Mutual funds	$90,800,257	$75,712,861
Universal Insurance Holdings Common Stock Fund	3,136,990	1,872,371
Self-directed brokerage accounts	2,920,665	2,063,418
Total participant-directed investments	96,857,912	79,648,650

Contributions receivable:
Participants	—	329
Employer	—	248
Total contributions receivables	—	577

Notes receivable from participants	3,397,639	3,084,082
Total assets	100,255,551	82,733,309

LIABILITIES - Excess contributions payable	—	1,655

NET ASSETS AVAILABLE FOR BENEFITS	$100,255,551	$82,731,654

See accompanying notes to financial statements.

Universal Property & Casualty 401(k)
Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2025
ADDITIONS TO NET ASSETS:
Contributions:
Participants	$5,713,030
Employer	3,405,330
Rollovers	537,850
Total contributions	9,656,210

Investment income:
Interest and dividends	5,229,082
Net appreciation in fair value of investments	9,990,307
Total investment income	15,219,389

Interest income on notes receivable from participants	278,894
Total additions	25,154,493

DEDUCTIONS FROM NET ASSETS:
Benefits paid directly to participants or beneficiaries	7,582,722
Administrative expenses	47,874
Total deductions	7,630,596

NET INCREASE	17,523,897

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	82,731,654

End of year	$100,255,551

See accompanying notes to financial statements.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

Note 1 -	DESCRIPTION OF THE PLAN
The following description of the Universal Property & Casualty 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan maintained on a 12-month plan year, which begins on January 1 and ends on December 31. The Plan was established by Universal Property & Casualty Insurance Company, the Plan’s sponsor, on January 1, 2009. Universal Property & Casualty Insurance Company is a wholly-owned subsidiary of Universal Insurance Holdings, Inc. (“UVE”). The Plan covers all employees of Universal Insurance Holdings, Inc. and its subsidiaries (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Effective March 1, 2026, Morgan Stanley Smith Barney LLC took on the role as a fiduciary and investment manager to the Plan.
Eligibility - Any employee of the Company who has attained 18 years of age and has completed three consecutive months of service is eligible to participate in the Plan. Eligible employees may enroll in the Plan on the first day of each month of the plan year.
Contributions - An eligible employee may elect to contribute an amount starting with 1 percent and ending with 90 percent (in whole percentages) of the contributing participant’s before-tax compensation, not to exceed current Internal Revenue Service (IRS) regulations. Participants can change the rate at which they contribute at any time during the year. Participants who have attained age 50 may make catch-up contributions in addition to their regular deferral contributions. Participants can elect whether to have their contributions subject to federal income tax each pay period or defer federal income tax until withdrawn. Eligible employees may also contribute, with the consent of the plan administrator, amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including the Universal Insurance Holdings Common Stock Fund, which holds common stock of UVE. The Plan restricts investment in Universal Insurance Holdings Company Stock Fund to a total of 30 percent of any contribution made by participants. The participants are able to change their investment options on a daily basis.
The employer matches participants’ contributions in an amount equal to 100 percent of each eligible participant’s contribution up to a maximum of 5 percent of the participant’s compensation for the contribution period, subject to IRS limitations.
The employer may also make a discretionary profit-sharing contribution to the Plan as determined by the Company. There was no such profit-sharing contribution during 2025.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution, the employer’s discretionary profit-sharing contribution, and allocations of investment fund earnings and losses, and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.
Payment of Benefits - Upon termination of employment due to death, disability, or retirement, a participant (or the participant’s spouse or designated beneficiary, in the case of death) may receive 100 percent of the value of the participant’s account. Upon termination of employment due to any other reason, a participant may receive the vested portion of the value of the participant’s account.
Distributions may be in the form of a lump-sum payment or installment payments. If the participant’s vested account balance is less than $5,000, distributions will be made in a single lump-sum payment. If the participant’s vested account balance exceeds $5,000, the distribution may be made in a single lump-sum payment, installments over a period of not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and their beneficiary), or partial withdrawals.
Hardship Withdrawals - The Plan does not allow for hardship withdrawals.
Forfeitures - Forfeitures, totalling $1,234 for the year ended December 31, 2025, were used to reduce administrative expenses and employer contributions, in accordance with the Plan. For the years ended December 31, 2025 and 2024, the forfeiture account balance was $53 and $55, respectively.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
Vesting - Participants are immediately vested in both participant and employer matching contributions. Participants vest in employer discretionary profit-sharing contributions as follows:

Years of Service	Vested Percentage
2	20%
3	40%
4	60%
5	80%
6	100%
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, with a maximum of 2 loans outstanding at a time per participant. Loan terms, excluding those for the purchase of a principal residence, range from 1 to 5 years (60 months). Loans for the purchase of a principal residence can be paid over a reasonable period of time, not to exceed 30 years. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate on the date of the loan request plus 1 percent. Principal and interest are paid ratably through biweekly payroll deductions.
Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Plan have been prepared under the accrual basis of accounting.
Investment Valuation and Income Recognition - The Plan’s investments are reported at fair value. Mutual funds are valued using quoted market prices. The Universal Insurance Holdings Common Stock Fund (“Common Stock Fund”) is maintained on a unitized basis, meaning participants own units of the fund rather than specific shares of UVE Common Stock. Each unit represents a proportionate interest in the fund’s underlying UVE Common Stock and uninvested cash. Its value equals the year-end market value of UVE Common Stock plus any uninvested cash held in the Common Stock Fund. At December 31, 2025, the Common Stock Fund held 90,744 shares of UVE Common Stock with an aggregate value of $3,066,901, and uninvested cash of $70,089. At December 31, 2024, the Common Stock Fund held 86,910 shares of UVE Common Stock with an aggregate value of $1,830,325, and uninvested cash of $42,046.

The Plan also permits participants to invest through self-directed brokerage accounts. These accounts include various publicly traded securities, which are valued using quoted market prices. See Note 3 for additional information.
Purchases and sales of securities are recognized on a trade-date basis. Interest income is recognized on an accrual basis, and dividends are recognized on the ex-dividend date.
Notes Receivable from Participants - Participant notes receivable are recorded at the unpaid principal balance plus any accrued interest. Delinquent loans are reclassified as distributions in accordance with the terms of the plan agreement.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities, including mutual funds, the Universal Insurance Holdings Common Stock Fund, and self-directed brokerage accounts holding corporate common stock, exchange-traded funds, money market funds, and interest-bearing cash. These investments are exposed to various risks, including interest rate risk, market risk, and credit risk. The Plan's investments may also be adversely affected by macroeconomic events, including but not limited to recessions, inflationary pressures, changes in monetary policy, geopolitical conflicts, and other broad economic disruptions that could negatively impact financial markets and the value of Plan assets. Due to the level of risk associated with certain investment

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan also permits participants to invest in the Universal Insurance Holdings Common Stock Fund, which holds shares of UVE common stock. Additionally, participants who utilize self-directed brokerage accounts may hold concentrated positions in individual securities, including UVE common stock. These concentrations may expose them to heightened levels of market risk beyond that of diversified investment options.

Concentrations - The following table presents information on individual investment funds that each represented 10% or more of total Plan mutual fund assets at December 31, 2025 and 2024.

	2025		2024
Investment Funds	Fair Value	% of Total Fair Value	Fair Value	% of Total Fair Value
American Funds The Income Fund of America - Class R4	$17,748,550	19.5%	$14,363,741	19.0%
Vanguard 500 Index Fund - Admiral	12,891,509	14.2%	11,310,187	14.9%
American Funds Target Date Retirement Fund 2035 Class - R4	11,211,570	12.3%	10,343,922	13.7%
American Funds Target Date Retirement Fund 2045 Class - R4	9,957,800	11.0%	7,631,492	10.1%
Total	$51,809,429	57.0%	$43,649,342	57.7%
Concentration in any single fund or asset class exposes Plan participants to risks associated with the performance of that fund's underlying investments, including market risk, interest rate risk, credit risk, and liquidity risk.
Administrative Expenses - Certain administrative costs are paid by the Company, if any, which qualify as party-in-interest transactions.

Note 3 -	FAIR VALUE MEASUREMENTS
Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
Level 1 - Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.
Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.
In instances whereby inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2025 and 2024.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
Assets Measured at Fair Value on a Recurring Basis at December 31, 2025

	Investments (at Fair Value)	Level 1	Level 2	Level 3
Mutual funds	$90,800,257	$90,800,257	$—	$—
Universal Insurance Holdings Common Stock Fund	3,136,990	3,136,990	—	—
Self-directed brokerage accounts (1)	2,920,665	2,920,665	—	—
Total	$96,857,912	$96,857,912	$—	$—
(1)At December 31, 2025, self-directed brokerage accounts consisted of money market funds of $325,806, interest-bearing cash of $419,933, and corporate common stock, mutual funds, and exchange-traded funds of $2,174,926, including $266,537 of UVE Common Stock.
Assets Measured at Fair Value on a Recurring Basis at December 31, 2024

	Investments (at Fair Value)	Level 1	Level 2	Level 3
Mutual funds	$75,712,861	75,712,861	$—	$—
Universal Insurance Holdings Common Stock Fund	1,872,371	1,872,371	—	—
Self-directed brokerage accounts (2)	2,063,418	2,063,418	—	—
Total	$79,648,650	$79,648,650	$—	$—

(2)Self-directed brokerage accounts consist of money market funds of $215,473, interest-bearing cash of $280,905, corporate common stock and exchange-traded funds of $1,567,040 of which includes $255,781 of UVE Common Stock at December 31, 2024.
The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There have not been any transfers between levels of the fair value hierarchy during 2025 and 2024.

Note 4 -	TAX STATUS
The Plan is a preapproved plan. The preapproved plan has received a favorable opinion letter from the Internal Revenue Service (IRS) indicating that the Plan, as designed, is qualified for federal income tax-exempt status. The Plan has not individually sought out its own determination letter from the IRS. Since the Plan is exempt from taxation, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. As of December 31, 2025, the Plan’s 2022 through 2024 tax years are still subject to examination by the Internal Revenue Service.

Note 5 -	RECONCILIATION TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to Form 5500:

	2025	2024
Net assets available for benefits per the financial statements	$100,255,551	$82,731,654
Excess contributions payable	—	1,655
Miscellaneous	—	(3)
Net assets per Form 5500	$100,255,551	$82,733,306

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2025 to Form 5500:

2025
Net increase per the financial statements	$17,523,897
Change in excess contributions payable	(1,655)
Change in miscellaneous	3
Net income per Form 5500	$17,522,245

Note 6 -	RELATED PARTIES
Under ERISA, a party-in-interest is a person or entity with a defined relationship to the Plan, including the Company as Plan Sponsor. The Plan enters into transactions involving the purchase or sale of UVE Common Stock held in the Common Stock Fund and self-directed brokerage accounts. Because State Street is the custodian of the Common Stock Fund and Charles Schwab is the custodian of the self-directed brokerage accounts, these transactions are reported as party-in-interest transactions. They are exempt from ERISA’s prohibited transaction provisions. At December 31, 2025 and 2024, the Plan held UVE Common Stock in the Common Stock Fund and self-directed brokerage accounts with a combined estimated fair value of $3,333,438 and $2,086,106, respectively.

UVE Common Stock Activity in the Common Stock Fund

	2025	2024
Shares owned	90,744	86,910
Shares purchased	34,351	8,561
Shares sold	30,517	4,448

The Plan received $66,597 and $65,353 in dividend income on the UVE Common Stock during the years ended December 31, 2025 and 2024, respectively.
The Company paid certain Plan’s administrative expenses during the year ended December 31, 2025, which is not reflected in the Plan’s financial statements. All the transactions discussed in this paragraph qualify as party-in-interest transactions.

Note 7 -	SUBSEQUENT EVENTS
The Company conducted an evaluation of subsequent events up to the date the financial statements were issued. It determined that there were no recognized or unrecognized subsequent events requiring adjustment or additional disclosure in the financial statements as of June 29, 2026.

UNIVERSAL PROPERTY & CASUALTY 401(K)
PROFIT SHARING PLAN
EIN: 65-0789077, PLAN NO. 001

SCHEDULE OF ASSETS HELD AT END OF YEAR
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
DECEMBER 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost **	Current Value
		Mutual funds:
	Invesco	Invesco Income Fund - Investor Class		$452,685
	American Funds	American Funds Target Date Retirement Fund 2065 Class - R4		54,082
		American Funds Target Date Retirement Fund 2060 Class - R4		62,626
		American Funds Target Date Retirement Fund 2055 Class - R4		89,964
		American Funds Target Date Retirement Fund 2050 Class - R4		549,623
		American Funds Target Date Retirement Fund 2045 Class - R4		9,957,800
		American Funds Target Date Retirement Fund 2040 Class - R4		70,843
		American Funds Target Date Retirement Fund 2035 Class - R4		11,211,570
		American Funds Target Date Retirement Fund 2030 Class - R4		412,171
		American Funds Target Date Retirement Fund 2025 Class - R4		3,411,436
		American Funds U.S. Government Money Market Fund - Class R3		4,542,856
		American Funds Capital World Bond - Class R3		376,648
		American Funds Capital World Growth and Income Fund - Class R3		2,147,916
		American Funds EuroPacific Growth Fund - Class R3		1,784,036
		American Funds Fundamental Investors - Class R3		2,402,648
		American Funds The Growth Fund of America - Class R3		4,126,450
		American Funds Investment Company of America Fund - Class R3		1,708,515
		American Funds New Perspective Fund - Class R3		2,341,900
		American Funds The Bond Fund of America - Class R3		935,096
		American Funds The Income Fund of America - Class R4		17,748,550
	MFS	MFS Utilities Fund - Class R3		686,829
		MFS Total Return - Class R3		368,600
	Vanguard	Vanguard Real Estate Index Fund - Admiral		1,082,937
		Vanguard 500 Index Fund - Admiral		12,891,509
		Vanguard LifeStrategy Moderate Growth Fund		1,490,459
		Vanguard Small Cap Value Index Fund - Admiral		2,227,193
		Vanguard Global Capital Cycles Fund - Investor Class		1,589,809
		Vanguard LifeStrategy Conservative Growth Fund - Investor Class		1,047,801
		Vanguard Emerging Markets Stock Index Fund - Admiral		1,416,595
		Vanguard LifeStrategy Growth Fund		2,158,102
		Vanguard Energy Fund - Investor Class		1,453,008

*	Charles Schwab	Self-Directed Brokerage Account - Brokerage Fund Options		2,920,665

*	Universal Insurance Holdings	Common Stock Fund		3,136,990

*	Participants	Notes receivable from participants - Interest rates varying from 4.25% to 9.50%		3,397,639

		Total		$100,255,551

*	Investment is with a party-in-interest to the Universal Property & Casualty 401(k) Profit Sharing Plan.
**	Historical cost information for participant-direct accounts is not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Property & Casualty 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned, who is duly authorized.

Universal Property & Casualty 401(k) Profit Sharing Plan

Date: June 29, 2026	By:	/s/ Frank C. Wilcox
Frank C. Wilcox, Trustee
UNIVERSAL PROPERTY & CASUALTY 401(K) PROFIT SHARING PLAN